                                                                 File No. 69-299
                                                                          ------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

          See List of Companies (Attachment 1)

          NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

          Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page two



     2.   (Continued)

          Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company, ANR Pipeline Company and Crossroads Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,329 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 2003, approximately 45,425 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

          Other companies referenced under item 1 have no properties.

     3. The following information is for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

               Ohio Gas Company sold at retail 18,803 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $164,842 related to these sales. In addition, 10,195,751 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $16,904,555.

               Other companies referenced under item 1 -

                                      NONE

          (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

          (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

          (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page three



     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

          (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

          (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

          (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

          (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
Page four



                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources, Inc. and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (an equity method investee of NWO Resources, Inc.) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

Not Applicable


--------------------------------------------------------------------------------



The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2004.



                                                NWO Resources, Inc.


                                                By: /s/ John E. Jones
                                                    ----------------------------
                                                             John E. Jones
                                                             Secretary/Treasurer



Witness:  /s/ Joyce E. Knighton
          -------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                         Mr. Samuel Randazzo
                                         21 East State Street, Suite 1700 West
                                         Columbus, Ohio 43215

                                                                    ATTACHMENT 1
                              NWO Resources, Inc.
                               List of Companies

SUBSIDIARIES:
-------------

Ohio Gas Company                                     Ohio Corporation
200 West High Street                                 Natural Gas Distributor
Bryan, Ohio 43506                                    E.I.N. 34-4320120


International Hydrocarbons                           Wyoming Corporation
P.O. Box 467                                         Investment Corporation
Cheyenne, Wyoming 82003                              E.I.N. 83-0275908


Ohio Gas Energy Services Company                     Ohio Corporation
200 West High Street                                 Gas Purchasing Agent
Bryan, Ohio 43506                                    E.I.N. 34-1918423



INVESTEES:
----------

Oceanic Exploration Company                          Delaware Corporation
7800 E Dorado Place, Suite 250                       Oil and Gas Exploration/Leasing
Englewood, Colorado 80111                            E.I.N. 84-0591071


Oceanic International Properties*                    Colorado Corporation
7800 E Dorado Place, Suite 250                       Oil and Gas Exploration/Leasing
Englewood, Colorado 80111                            E.I.N. 84-0742419


Oceanic Atlantic Resources*                          U.K. Corporation
  (North Sea) Limited                                Oil and Gas Exploration/Leasing
% Oceanic Exploration Company                        E.I.N. 84-0782292
7800 E Dorado Place, Suite 250
Englewood, Colorado 80111

Petrotimor Companhia de Petroleos, S.A.R.L*          Portugal Corporation
Rua Vitor Cordon 45-B                                Oil and Gas Exploration/Leasing
Parish of Encarnacao - Lisbon                        E.I.N 84-0782301
Portugal


*  100% owned subsidiary of Oceanic Exploration Company.

                                                                    Attachment 2

                               NWO RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2003


                                                   NWO                      Ohio Gas
                                                Resources     Ohio Gas       Energy    International Consolidating
ASSETS                                             Inc.        Company    Services Co. Hydrocarbons     entries       Consolidated
                                               -------------------------------------------------------------------    ------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment              $          -  $ 66,387,393  $         - $         -     $ 490,266 (3)  $ 66,877,659
    Less accumulated depreciation                         -   (36,088,018)           -           -      (310,318)(3)   (36,398,336)
                                               ------------------------------------------------------------------     ------------
                                                          -    30,299,375            -           -       179,948        30,479,323
                                               ------------------------------------------------------------------     ------------

CURRENT ASSETS
  Cash and investments                               50,612       445,467      132,693      58,815             -           687,587
  Accounts receivable less
    allowance of $ 134,114                           97,650     8,069,001    2,228,061           -    (2,473,489)(1)     7,921,223
  Unbilled revenues                                       -       786,979            -           -             -           786,979
  Notes receivable affiliates                     1,150,000             -            -   1,250,000             -         2,400,000
  Deferred gas costs                                      -       258,014            -           -             -           258,014
  Materials and supplies                                  -       482,463            -           -             -           482,463
  Gas in storage                                          -    16,088,956      194,889           -             -        16,283,845
  Refundable gross receipts tax                           -        87,848            -           -             -            87,848
  Prepayments and other                                   -     3,031,270       (8,281)          -             -         3,022,989
                                               ------------------------------------------------------------------     ------------
                                                  1,298,262    29,249,998    2,547,362   1,308,815    (2,473,489)       31,930,948
                                               ------------------------------------------------------------------     ------------

OTHER ASSETS
  Investment in affiliate                           360,836             -            -           -             -           360,836
  Investment in Ohio Gas Company                 46,595,220             -            -           -   (46,595,220)(2)             -
  Investment in Ohio Gas Energy                           -        77,390            -           -       (77,390)(2)             -
  Investment in International Hydrocarbons                -     9,703,815            -           -    (9,703,815)(2)             -
  Refundable gross receipts tax                           -     1,010,252            -           -             -         1,010,252
  Notes receivable affiliates                     4,100,000             -            -   8,395,000             -        12,495,000
  Other                                              42,260        (1,599)           -           -             -            40,661
                                               ------------------------------------------------------------------     ------------
                                                 51,098,316    10,789,858            -   8,395,000   (56,376,425)       13,906,749
                                               ------------------------------------------------------------------     ------------
                                               $ 52,396,578  $ 70,339,231  $ 2,547,362 $ 9,703,815 $ (58,669,966)     $ 76,317,020
                                               ==================================================================     ============


                                                                    Attachment 2

                               NWO RESOURCES, INC.
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2003



                                           NWO                     Ohio Gas
CAPITALIZATION                          Resources    Ohio Gas       Energy     International Consolidating
  AND LIABILITIES                         Inc.        Company    Services Co.  Hydrocarbons     entries      Consolidated
                                      ------------------------------------------------------------------     ------------

CAPITALIZATION
  Preferred stock                     $ 23,000,000  $          -  $         - $         - $           -      $ 23,000,000
  Common stock                              34,001    12,354,750          100   5,102,000   (17,456,850)(2)        34,001
  Contributed capital                            -     8,753,055            -   8,766,418   (17,519,473)(2)             -
  Additional paid-in capital                     -             -            -     325,000      (325,000)(2)             -
  Retained earnings (deficit)           19,375,001    25,307,467       77,290  (4,489,603)    4,489,603 (2)    19,375,001
                                                                                                (77,290)(2)
                                                                                            (25,487,415)(2)
                                                                                                490,266 (3)
                                                                                               (310,318)(3)
                                      ------------------------------------------------------------------     ------------
                                        42,409,002    46,415,272       77,390   9,703,815   (56,196,477)       42,409,002
                                      ------------------------------------------------------------------     ------------

LONG-TERM DEBT                           9,850,000             -            -           -             -         9,850,000

CURRENT LIABILITIES
  Accounts payable                           1,522     6,488,191    2,375,839           -    (2,375,839)(1)     6,489,713
  Line of credit                                 -     9,400,000            -           -             -         9,400,000
  Accrued taxes                             47,839     1,438,683       94,204           -       (97,650)(1)     1,483,076
  Other current liabilities                 27,033     1,924,713            -           -             -         1,951,746
                                      ------------------------------------------------------------------     ------------
                                            76,394    19,251,587    2,470,043           -    (2,473,489)       19,324,535
                                      ------------------------------------------------------------------     ------------
DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                      61,182     2,009,344          (71)          -             -         2,070,455
  Investment tax credits                         -       347,753            -           -             -           347,753
  Regulatory obligations                         -       798,096            -           -             -           798,096
  Customer advances for construction             -       885,273            -           -             -           885,273
  Other                                          -       631,906            -           -             -           631,906
                                      ------------------------------------------------------------------     ------------
                                            61,182     4,672,372          (71)          -             -         4,733,483
                                      ------------------------------------------------------------------     ------------
                                      $ 52,396,578  $ 70,339,231  $ 2,547,362 $ 9,703,815 $ (58,669,966)     $ 76,317,020
                                      ==================================================================     ============


Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To depreciate write up of OGC utility plant

                                                                    Attachment 2


                               NWO RESOURCES, INC.
                      CONSOLIDATING STATEMENT OF OPERATIONS
                  For the Twelve Months Ended December 31, 2003


                                           NWO                     Ohio Gas
                                        Resources     Ohio Gas      Energy     International Consolidating
                                          Inc.        Company    Services Co.  Hydrocarbons     entries       Consolidated
                                      --------------------------------------------------------------------    ------------

OPERATING REVENUES                     $         -  $ 17,515,726    $ 347,970   $       -   $         -       $ 17,863,696

OPERATING EXPENSES
  Cost of gas                                    -       131,402            -           -             -            131,402
  Utility operations                             -     6,009,531       59,275           -       (60,000)(1)      6,008,806
  Maintenance                                    -       811,391            -           -             -            811,391
  Depreciation and amortization              5,656     1,902,959            -           -        16,342 (3)      1,924,957
  General and administrative             1,218,590             -            -          50             -          1,218,640
  Other taxes                                   50     2,094,965       12,120           -             -          2,107,135
  Current federal tax (benefit)           (460,558)    2,096,446       94,204     101,977             -          1,832,069
  Deferred federal tax (benefit)            (5,557)       17,985           34           -             -             12,462
                                      ------------------------------------------------------------------      ------------
                                           758,181    13,064,679      165,633     102,027       (43,658)        14,046,862
                                      ------------------------------------------------------------------      ------------

       Operating income (loss)            (758,181)    4,451,047      182,337    (102,027)       43,658          3,816,834


OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries                 4,659,777       380,887            -           -    (5,040,664)(2)              -
  Equity in income of affiliates        (2,273,898)            -            -           -             -         (2,273,898)
  Interest income                          176,301             -            -     299,981             -            476,282
  Interest expense                        (366,647)     (158,890)           -           -             -           (525,537)
  Other                                     60,000         3,075          596           -       (60,000)(1)          3,671
                                      ------------------------------------------------------------------      ------------
                                         2,255,533       225,072          596     299,981    (5,100,664)        (2,319,482)
                                      ------------------------------------------------------------------      ------------

NET INCOME (LOSS)                      $ 1,497,352   $ 4,676,119    $ 182,933   $ 197,954   $(5,057,006)       $ 1,497,352
                                      ==================================================================      ============


Consolidating and eliminating entries
  (1)  To eliminate intercompany taxes, interest, management fees and loans
  (2)  To eliminate intercompany equity and investments in subsidiaries
  (3)  To recognize year to date depreciation on write up of utility plant

                                                                  Attachment 3

                           OCEANIC EXPLORATION COMPANY
                           Consolidating Balance Sheet
                                December 31, 2003

                                                 Oceanic         Oceanic           Petrotimor
                                               Exploration      Internat'l         Companhia
                                                 Company        Properties        de Petroleos      Eliminations      Consolidated
                                              ------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                   $  1,329,570      $       --        $     34,670      $       --        $  1,364,240
  Receivables, affiliates                          109,160              --               7,500           (53,395)           63,265
  Prepaid expenses and other                        31,934              --              22,338           (21,289)           32,983
  Investment in OIPC                             3,190,098              --                --          (3,190,098)             --
                                              ------------------------------------------------------------------------------------
                                                 4,660,762              --              64,508        (3,264,782)     $  1,460,488
                                              ------------------------------------------------------------------------------------
  Oil and gas  property interests,
    full cost method                            39,000,001              --                --                --        $ 39,000,001
    Oil & gas unproved property interests             --                --               8,299            (8,299)             --
    Accumulated depletion                      (39,000,001)             --                --                --         (39,000,001)
                                              ------------------------------------------------------------------------------------
                                                      --                --               8,299            (8,299)     $       --
                                              ------------------------------------------------------------------------------------

  Notes receivable - Petrotimor                    251,026              --                --            (251,026)     $       --

  Furniture, fixtures & equipment                   59,515            20,213              --                --              79,728
  Less accumulated depreciation                    (34,307)          (20,213)             --                --             (54,520)
                                              ------------------------------------------------------------------------------------
                                                    25,208              --                --                --        $     25,208
                                              ------------------------------------------------------------------------------------

  Investment in foreign subsidiary                  39,641              --                --             (39,641)     $       --
                                              ------------------------------------------------------------------------------------
                                              $  4,976,637      $       --        $     72,807      $ (3,563,748)     $  1,485,696
                                              ====================================================================================


Liabilities and Stockholders Equity:
  Accounts payable                            $     66,266      $       --        $       --        $       --        $     66,266
  Accounts payable - affiliates                      7,500            45,895              --             (53,395)             --
  United Kingdom taxes payable                     650,946              --                --                --             650,946
  Accrued expenses                                 291,800            21,289            27,472           (21,289)          319,272
                                              ------------------------------------------------------------------------------------
                                                 1,016,512            67,184            27,472           (74,684)     $  1,036,484
                                              ------------------------------------------------------------------------------------

Non-current liabilities:
Note payable - Oceanic                                --                --             251,026          (251,026)             --
Other non-current liabilities                       11,251              --                --                --              11,251
                                              ------------------------------------------------------------------------------------
                                                    11,251              --             251,026          (251,026)     $     11,251
                                              ------------------------------------------------------------------------------------
     Total liabilities                           1,027,763            67,184           278,498          (325,710)        1,047,735
                                              ------------------------------------------------------------------------------------

Stockholders Equity:
  Common stock                                   1,932,159               100            66,661           (66,661)     $  1,932,259
  Capital in excess of par value                 1,847,241              --              39,641           (39,641)     $  1,847,241
  Net equity in subsidiaries                          --           3,190,098              --          (3,190,098)             --
  Retained earnings (deficit)                      169,474        (3,257,382)         (311,993)           58,362        (3,341,539)
                                              ------------------------------------------------------------------------------------
                                                 3,948,874           (67,184)         (205,691)       (3,238,038)     $    437,961
                                              ------------------------------------------------------------------------------------

                                              $  4,976,637      $       --        $     72,807      $ (3,563,748)     $  1,485,696
                                              ====================================================================================


                                                                    Attachment 3


                              OCEANIC EXPLORATION COMPANY
                             Consolidating Income Statement
                     For the Twelve Months Ended December 31, 2003



                                                        Oceanic          Oceanic      Petrotimor
                                                      Exploration       Internat'l     Companhia
                                                        Company         Properties   de Petroleos   Eliminations   Consolidated
                                                    ---------------------------------------------------------------------------

Revenues:
  Management fee revenue                                  $ 554,029       $      -     $   7,500        $      -  $    561,529
                                                    ---------------------------------------------------------------------------
                                                            554,029              -         7,500               -  $    561,529
                                                    ---------------------------------------------------------------------------
Costs and expenses:
  Exploration expenses                                   (1,629,506)        (1,627)      (68,316)         50,656  $ (1,648,793)
  Amortization and depreciation                             (12,072)             -             -               -       (12,072)
  General and administrative                             (1,133,735)             -       (27,472)        (58,531)   (1,219,738)
                                                    ---------------------------------------------------------------------------
                                                         (2,775,313)        (1,627)      (95,788)         (7,875) $ (2,880,603)
                                                    ---------------------------------------------------------------------------
Other income (expense):
  Interest income                                            25,421              -             -               -  $     25,421
  Interest and financing costs                              (25,010)             -        (7,875)          7,875       (25,010)
  Other                                                      19,195              -         2,239               -        21,434
                                                    ---------------------------------------------------------------------------
                                                             19,606              -        (5,636)          7,875  $     21,845
                                                    ---------------------------------------------------------------------------

Loss before income taxes                                 (2,201,678)        (1,627)      (93,924)              -  $ (2,297,229)

Provision for income taxes                                        -              -             -               -             -
                                                    ---------------------------------------------------------------------------
Net loss from continuing operations                    $ (2,201,678)      $ (1,627)    $ (93,924)       $      -  $ (2,297,229)

Discontinued operations:
  Loss from discontinued operations                        (293,820)             -             -               -  $   (293,820)
  Loss on disposal of discontinued operations                (9,000)             -             -               -        (9,000)
                                                    ---------------------------------------------------------------------------
                                                           (302,820)             -             -               -  $   (302,820)
                                                    ---------------------------------------------------------------------------

Net loss                                               $ (2,504,498)      $ (1,627)    $ (93,924)       $      -  $ (2,600,049)
                                                    ===========================================================================
